Resin Systems Refocuses During 2007

Calgary, Alberta, March 13, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite products for infrastructure markets, announced today that it has filed its audited consolidated financial statements for the year ended December 31, 2007, related management's discussion and analysis, and its annual information form with Canadian securities regulatory authorities. The financial statements, management's discussion and analysis, and RS's Form 40-F have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com.

RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

Highlights

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outsourced RStandard™ utility pole manufacturing to Global Composite Manufacturing, Inc. (“GCM”)

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outsourced RStandard utility pole distribution to HD Supply Utilities, Ltd. (“HDs”);

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received from an initial purchase order for RStandard™ utility poles valued in excess of $50 million USD from HDs;

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RS and its strategic industry partner FMC Technologies, Inc. (“FMC”) completed development of FMC’s line of Link-Belt® Composite Idler Rolls made with RStandard™ roller tube;

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started initial market entry of Link-Belt® Composite Idler Rolls made with RStandard roller tube into strategic pilot sites;

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RS’s business refocusing in early 2007 resulted in significant financial and operating improvements during the year:

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showed positive margins in the second half of 2007 once the outsourcing of the utility pole manufacturing was completed; and

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lowered its use of cash in operation to approximately $1.1 million per month in the third and fourth quarters of 2007 compared to $3.1 million per month in the last half of 2006.

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net loss of $23.4 million (loss of $0.19 per share), an improvement of 46 percent compared to a net loss in 2006 of $43.4 million (loss of $0.48 per share);

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RS ended 2007 with positive working capital of $14.8 million up $17.6 million from December 31, 2006; and

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RS has maintained spending levels in line with its forecasts and expects its cash resources are sufficient to execute its business plan.

RStandard Utility Poles

Production

In January 2007, RS entered into a contract manufacturing relationship with GCM and relocated the production of RStandard utility poles from Calgary, AB to Tilbury, ON. The related agreements provided the framework for GCM to move, upgrade and commission the existing RStandard utility pole manufacturing equipment, as well as related additions for use in GCM’s production of RStandard utility poles under license from the RS.

GCM’s original plans were to begin production in June 2007. Delays in the readiness of the Tilbury plant deferred the installation and subsequent start-up of manufacturing on the first production cell to August 2007. Commercial shipments of utility poles started in September. RStandard utility poles valued at $0.9 million were shipped from GCM’s production facility in 2007, supplying utilities within Canada, the United States and Australia.

 In 2008, GCM has shifted its attention to increasing production output on the first production cell as well as upgrading, installing and commissioning the second production cell. Optimal production rates for both cells are expected in the third quarter of this year.

Also in the first quarter of 2008, RS began installing and commissioning a high-tonnage pultruder in Calgary that will enable RS to develop and commercialize pultruded utility poles up to 12 metres (40 feet) and pultruded utility pole accessories for H-frame structures and distribution poles. The product extensions will allow the Company to enhance its competitiveness in the distribution pole and H-frame structure markets, both significant market segments. It is anticipated that the new products will be introduced in fourth quarter of 2008.

Distribution/Sales

In January 2007, RS signed a distribution agreement with HDs designating them the exclusive distributor of RStandard utility poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands. HDs provided RS with an initial purchase order for RStandard poles with a value exceeding US$50 million. Initial deliveries under this purchase order have commenced and will be completed over the next two years.

For the time being, distribution of RStandard utility poles to markets outside of North America will be handled by RS directly. Outsourcing of distribution in global markets is planned as demand grows in individual market areas.

RStandard Roller Tube

RS and FMC completed the development of FMC’s line of Link-Belt® Composite Conveyor Idler Rolls made with RStandard composite tubes for above ground-applications in the first half of 2007 and received certification for use in underground applications from the U.S. Mining Safety and Health Administration in the third quarter 2007, adding a significant addressable market segment for the roller tube business line.

Over the second half of 2007, FMC undertook a variety of activities in preparation for full-scale production of composite rollers and the full market launch for Link-Belt® Composite Conveyor Idler Rolls, including identifying and securing pilot installations for the product. Product for more than 50 percent of the identified pilots have been delivered to date. Repeat regular orders from the initial pilots are expected to begin in the second quarter of 2008.

The new higher tonnage pultruder currently being installed and commissioned by RS will also benefit the RStandard roller tube business allowing RS to produce larger diameter roller tubes and enhance RS’s ability to continue its research and development of new products. The combined pultrusion capability is expected to be sufficient to supply the full range of tubes product line during 2008.

Conference Call and Webcast

RS will hold its regular business update conference call and webcast on March 13, 2008 at 11 a.m. (EDT)
/ 9 a.m. (MDT). The call will be hosted by Paul Giannelia, president and chief executive officer of RS and Rob Schaefer, chief financial officer and corporate secretary of RS, and will contain a question and answer period.

To participate please dial 1-866-334-4934 (toll-free in North America) or (416) 849-4293 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page and the investor relations page. The webcast will be archived for approximately 90 days. In addition, to access a replay of the teleconference, please dial 1-866-245-6755
(toll-free in North America) or (416) 915-1035 and enter passcode 796113. The replay will be available until March 25, 2008.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The term "use of cash in operations" is not a recognized measure under Canadian generally accepted accounting principles. Management believes that in addition to net loss, "use of cash in operations" is a useful supplemental measure, providing an indication of RS's ability to fund future operations. Investors are cautioned that "use of cash in operations" should not be construed as an alternative to net loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company. The Company’s method of calculating "use of cash in operations" may differ from other issuers and may not be comparable to similar measures presented by other issuers.

About RS

RS is a technology innovator that develops advanced composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two flagship products, and identifies a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and distribution.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com